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                              July 5, 2023

       Ann Peng
       Interim Chief Executive Officer
       Universal Global Hub Inc.
       6141 186th Street, Suite 688
       Fresh Meadows, NY 11365

                                                        Re: Universal Global
Hub Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed April 14,
2023
                                                            File No. 000-54758

       Dear Ann Peng:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Exhibits

   1. We note the certifications provided in Exhibits 32.1 and 32.2 refer to the incorrect period.
                                                        Please file an
amendment to your Form 10-K for the year ended December 31, 2022 with corrected Exhibit 32
certifications that includes the entire filing that refer to the proper period.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ann Peng
Universal Global Hub Inc.
July 5, 2023
Page 2

      You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon
Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.



FirstName LastNameAnn Peng                              Sincerely,
Comapany NameUniversal Global Hub Inc.
                                                        Division of Corporation
Finance
July 5, 2023 Page 2                                     Office of Real Estate &
Construction
FirstName LastName